UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43346

SL Science Holding Limited

(Translation of registrant’s name into English)

11th Floor,

No. 479 Chongyang Road,

Nangang District, Taipei, Taiwan R.O.C. 115010

+886-2-26516826

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F       ☐ Form 40-F

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (Registration No. 333-299394), to the extent not superseded by documents or reports subsequently filed or furnished by SL Science Holding Limited (the “Company”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 1, 2026, Dr. Ethan Shen resigned from his positions as a director and Chief Technology Officer of the Company (the “Resignation”). The board of directors of the Company (the “Board”) accepted the Resignation, effective as of November 1, 2026. Dr. Ethan Shen’s Resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

On the same date, the Board appointed Dr. Chin-Sheng Hung as a director and Chief Medical Officer of the Company, effective November 1, 2026.

Dr. Chin-Sheng Hung has experience in surgery, physician training and education, departmental management, and hospital administration. Since July 2025, Dr. Hung has served as Director of the Medical Administration Department at Taipei Medical University Hospital, with responsibilities for medical and surgical affairs, physician training and education, and hospital management. From July 2021 to July 2025, Dr. Hung served as Chief of Surgery at Taipei Medical University Hospital, overseeing medical and surgical affairs, physician training and education, and departmental management. From August 2018 to June 2021, Dr. Hung served as Chief of Surgery at Shuang-Ho Hospital–Taipei Medical University, with responsibilities for medical and surgical affairs, physician training and education, and departmental management. Dr. Hung obtained a Bachelor of Medicine and a Master in Clinical Medicine from the College of Medicine, National Taiwan University, and a Ph.D. from the Graduate Institute of Clinical Medicine, College of Medicine, Taipei Medical University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL Science Holding Limited

Date: November 3, 2026	By:	/s/ William Wang
	Name:	William Wang
	Title:	Chief Executive Officer